Gate To Wire Solutions, Inc.
3565 King Road, Suite 102
King City, Ontario L7B 1M3

VIA EDGAR CORRESPONDANCE FILING

October 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth. Street, N.W.
Washington, DC 20549-0308

RE:	Form 8-K filed October 6, 2009
File No. 0-28506

Ladies and Gentleman:

We have reviewed your comment letter dated October 13 2009, in reference to the Gate To Wire Solutions, Inc. (the “Company”) form 8-K filed October 6, 2009. We expect to have prepared and filed an amended form 8-K by October 15, 2009. It was represented to us by the new firm RFP Rotenberg LLP, registration with the Public Company Accounting Oversight Board was completed as of October 5, 2009.

The Company hereby acknowledges that:

(a)             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filings; and

(c)	The company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments in regard to this letter or the responses contained herein.  Thank you very much.

Sincerely yours,

/s/ Gary Hokkanen
Gary Hokkanen
Chief Financial Officer